Filed pursuant to Rule 253(g)(2)

File No. 024-11815

This Supplement No. 2, dated September 13, 2023 (which we refer to as "this supplement"), supplements, and should be read in conjunction with, the offering circular (the "Offering Circular"), dated June 28, 2023, of Landa App 3 LLC, a Delaware series limited liability company (which we refer to as "we," "us," "our" or "our company"), as supplemented. The purpose of this supplement is to update certain information for the Series.

LANDA APP 3 LLC

20 W. 22nd Street

Suite 1411

New York, NY 10010

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

Resignation of Board Member of Landa Holdings, Inc

Effective August 25, 2023, Amit Assaraf has resigned from the Board of the Manager, which directs the Company's operations.